SECURITIES AND EXCHANGE
COMMISSION

                                           WASHINGTON, D.C. 20549



                                                  FORM 11-K



                                                ANNUAL REPORT



                                               SEC NO. 1-5998



                                      PURSUANT TO SECTION 15(d) OF
THE
                                       SECURITIES EXCHANGE ACT OF
1934



                                   FOR THE FISCAL YEAR ENDED JUNE
30, 1994




A.   Full title of the Plan:

         MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                     MARSH & McLENNAN COMPANIES,
INC.
                                       1166 Avenue of the Americas
                                         New York, NY 10036-2774


                                      MARSH & McLENNAN COMPANIES,
INC.


                              INFORMATION REQUIRED FOR FORM 11-K
ANNUAL REPORT

                              MARSH & McLENNAN COMPANIES STOCK
INVESTMENT PLAN

                                                JUNE 30, 1994


ITEM 1.       CHANGES IN THE PLAN

There were no material changes which took effect during the year ended June 30,1994 with respect to the provisions of the Marsh & McLennan Companies Stock Investment Plan (the "Plan").


ITEM 2.       CHANGES IN INVESTMENT POLICY

There were no material changes which took effect during the year ended June 30, 1994 in the policy with respect to the kind of securities or other investments in which funds held under the Plan may be invested.


ITEM 3.       CONTRIBUTIONS UNDER THE PLAN

Not applicable.


ITEM 4.       PARTICIPATING EMPLOYEES

There were 9,892 participants in the Plan as of June 30, 1994.
    By fund, the participants had approximately 9,388, 2,299, 1,087 and 1,753 active accounts in the Stock Fund, Mutual Fund Shares Fund, Fixed Income Fund and Loan Fund, respectively. The total number of participants in the Plan was less than the sum of the number of accounts in the individual funds because some participants participated in more than one fund.


ITEM 5.       ADMINISTRATION OF THE PLAN

(a) Bankers Trust Company acts as trustee of the Plan's assets. William M. Mercer, Inc., 301 Tresser Blvd., Stamford,
       Connecticut 06901 (a wholly-owned subsidiary of the Company), acts as recordkeeper, maintaining participant account records and preparing monthly valuations and quarterly reports.

(b) All trustee, recordkeeping and audit fees were paid by Marsh & McLennan Companies, Inc. (the "Company") and not the Plan.

ITEM 6.       CUSTODIAN OF INVESTMENTS

(a) Bankers Trust Company, 34 Exchange Place, Jersey City, N.J. 07303, acts as custodian of the securities and other investments of the Plan.

(b) Custodian fees are paid by the Company, and not by the Plan; however, brokerage commissions and transfer taxes on stock purchases are paid by the Plan.

(c)    Bankers Trust Company carries a $125,000,000 Bankers'
       Blanket Bond in excess of a $10,000,000 deductible and $375,000,000 in Excess Transit Insurance.


ITEM 7.       REPORTS TO PARTICIPATING EMPLOYEES

Each participant in the Plan receives a statement as of the end of each quarter setting forth their account balance. In addition, each participant in the Plan is provided with an employee benefits handbook containing Plan information and documents constituting part of a Prospectus related to the Plan.

To obtain additional information about the Plan, participants may contact the Plan Administrator at:

                         Marsh & McLennan Companies, Inc.
                         1166 Avenue of the Americas
                         New York, New York  10036-2774
                         Telephone (212) 345-5000


ITEM 8.       INVESTMENT OF FUNDS

Not applicable.


ITEM 9.       FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial statements

       The financial statements of the Plan are included in this Form 11-K and consist of the statements of financial condition of the Plan as of June 30, 1994 and 1993, the statements of income and changes in plan equity for each of the two years in the period ended June 30, 1994, and the report of Deloitte & Touche, independent public accountants, with respect thereto.

       This Form 11-K also includes the supplemental schedule of investments as of June 30, 1994 and 1993 and the supplemental schedule of reportable transactions for the period ended June 30, 1994.

(b)    Exhibits

       None.














                                                 SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the MARSH & McLENNAN COMPANIES INVESTMENT COMMITTEE has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                 MARSH & McLENNAN COMPANIES STOCK
                                          INVESTMENT PLAN
                                          (Name of Plan)



Date:  December 9, 1994       By:     /s/  Frank J. Borelli
                                         Chairman, Investment
                                              Committee


INDEPENDENT AUDITORS' REPORT

To Marsh & McLennan Companies Investment Committee:


We have audited the accompanying statements of financial condition of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of June 30, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 1994 and 1993, and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of financial condition and the statements of income and changes in plan equity is presented for the purpose of additional analysis rather than to present the financial condition and income and changes in plan equity of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Company's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP


December 9, 1994
New York, New York

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 1994


                      Supplemental Information By Fund

                                 Mutual Fund                 Fixed
                  ASSETS
            Stock                   Shares                   Income
                 Loan                      Total

CASH AND CASH EQUIVALENTS
        $  1,648,580             $     94,720             $
455,345             $       179               $  2,198,824

INVESTMENTS AT MARKET VALUE:
     Common stock of
       Marsh & McLennan Companies, Inc.
       (4,769,504 shares,cost $287,836,422)
         397,657,396                   -                        -
                    -                     397,657,396
     Putnam Investors Fund, Inc.
       (910,404 shares, cost $7,528,285)
              -                     6,946,380                   -
                    -                       6,946,380
     The Putnam Fund for Growth and Income
       (1,336,644 shares, cost $16,768,644)
              -                    17,496,668                   -
                    -                      17,496,668
     Putnam Daily Dividend Trust
       (1,852,001 shares, cost $1,852,001)
              -                     1,852,001                   -
                    -                       1,852,001
     Putnam American Government Trust
       (207,609 shares, cost $2,140,748)
              -                     1,721,077                   -
                    -                       1,721,077
     Putnam Voyager Fund
       (1,135,735 shares, cost $10,947,648)
              -                    12,334,080           -
                    -                      12,334,080
     Fixed Income Fund (cost $100,876,367)
              -                        -
100,876,367                 -                     100,876,367


         397,657,396               40,350,206
100,876,367                 -                     538,883,969

LOANS RECEIVABLE - PARTICIPANTS
              -                        -                        -
                14,271,237                 14,271,237

DIVIDENDS AND INTEREST RECEIVABLE
           3,468,528                  155,380
531,232                  -                      4,155,140

RECEIVABLE FROM (PAYABLE TO) COMPANY:
     Contributions
            (541,087)                  65,216
10,266                 -                        (465,605)
     Employee Deposits
              61,763                    9,831
9,381                 -                          80,975

            (479,324)                  75,047
19,647                 -                        (384,630)

              TOTAL ASSETS
        $402,295,180             $ 40,675,353
$101,882,591            $14,271,416               $559,124,540


    LIABILITIES AND PLAN EQUITY

PAYABLE TO EMPLOYEES FOR PARTICIPANT LOANS
        $     -                  $     -                  $     -
               $   691,795               $    691,795

INTERFUND PAYABLE (RECEIVABLE)
             604,308                   38,778
48,709               (691,795)                     -

PAYABLE FOR INVESTMENTS PURCHASED
              -                       148,567                   -
                    -                         148,567

PLAN EQUITY
         401,690,872               40,488,008
101,833,882             14,271,416                558,284,178

     TOTAL LIABILITIES AND PLAN EQUITY
        $402,295,180             $ 40,675,353
$101,882,591            $14,271,416               $559,124,540



See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 1993


                    Supplemental Information By Fund

                                 Mutual Fund                 Fixed
                ASSETS
            Stock                   Shares                   Income
                 Loan                      Total

CASH AND CASH EQUIVALENTS
        $     -                  $    -                   $
19,994,505            $         4               $ 19,994,509

INVESTMENTS AT MARKET VALUE:
     Common stock of
       Marsh & McLennan Companies, Inc.
       (4,767,684 shares, cost $268,861,611)
        416,576,390                   -                         -
                    -                     416,576,390
     Putnam Investors Fund, Inc.
       (610,699 shares, cost $5,010,891)
              -                    5,423,006                    -
                    -                       5,423,006
     The Putnam Fund for Growth and Income
       (957,516 shares, cost $11,473,213)
              -                   13,022,223                    -
                    -                      13,022,223
     Putnam Daily Dividend Trust
       (2,139,994 shares, cost $2,139,994)
              -                    2,139,994                    -
                    -                       2,139,994
     Putnam American Government Trust
         (194,745 shares, cost $2,098,480)
              -                    1,795,553                    -
                    -                       1,795,553
     Putnam Voyager Fund
       (785,648 shares, cost $6,783,105)
              -                    8,532,135                    -
                    -                       8,532,135
     Fixed Income Fund (cost $93,004,551)
              -                       -
93,004,551                 -                      93,004,551


         416,576,390              30,912,911
93,004,551                 -                     540,493,852

LOANS RECEIVABLE - PARTICIPANTS
              -                       -                         -
                 9,031,993                  9,031,993

DIVIDENDS AND INTEREST RECEIVABLE
           3,219,138                  46,552
580,782                 34,108                  3,880,580

RECEIVABLE FROM (PAYABLE TO) COMPANY:
     Contributions
              (8,808)                  6,944
9,927                 -                           8,063
     Employee Deposits
             174,338                  25,624
25,742                 -                         225,704

             165,530                  32,568
35,669                 -                         233,767
RECEIVABLE FOR INVESTMENTS SOLD
              20,690                  -                         -
                    -                          20,690

           TOTAL ASSETS
        $419,981,748             $30,992,031
$113,615,507            $ 9,066,105               $573,655,391


    LIABILITIES AND PLAN EQUITY


PAYABLE TO EMPLOYEES FOR PARTICIPANT LOANS
        $     -                  $    -                   $     -
               $ 1,498,684               $  1,498,684

INTERFUND PAYABLE (RECEIVABLE)
           1,387,111                  38,856
72,717             (1,498,684)                    -

PAYABLE FOR INVESTMENTS PURCHASED
              20,703                  41,853                    -
                    -                          62,556

PLAN EQUITY
         418,573,934              30,911,322
113,542,790              9,066,105                572,094,151

           TOTAL LIABILITIES AND PLAN EQUITY
        $419,981,748             $30,992,031
$113,615,507            $ 9,066,105               $573,655,391



See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED JUNE 30, 1994




            Supplemental Information By Fund

                       Mutual Fund                Fixed

Stock                     Shares                  Income
         Loan                    Total

INVESTMENT INCOME:
     Dividends                                                 $
13,023,637               $ 2,693,894             $    -
       $    -                  $ 15,717,531
     Interest
 831,265                    69,633                6,646,234
           4,227                7,551,359

13,854,902                 2,763,527                6,646,234
             4,227               23,268,890

NET REALIZED AND UNREALIZED


  DEPRECIATION IN MARKET
  VALUE OF INVESTMENTS
(19,880,777)               (2,225,858)                 -
             -                   (22,106,635)

(6,025,875)                  537,669                6,646,234
             4,227                1,162,255
CONTRIBUTIONS:
     Employers
17,081,405                   191,749                  423,597
            -                    17,696,751
     Employees-
       Pre-tax
23,331,053                   376,529                  754,400
            -                    24,461,982
       After-tax
6,952,167                    81,135                  206,782
           -                     7,240,084
       Rollovers
 369,644                 2,571,292                  295,684
          -                     3,236,620


47,734,269                 3,220,705                1,680,463
            -                    52,635,437
DISTRIBUTIONS TO AND WITHDRAWALS BY
     EMPLOYEES
(42,071,691)               (2,698,920)             (22,482,089)
           (354,965)             (67,607,665)

NET TRANSFERS BETWEEN FUNDS
(16,519,765)                8,517,232                2,446,484
          5,556,049                   -

INCREASE (DECREASE) IN PLAN EQUITY
(16,883,062)                9,576,686              (11,708,908)
          5,205,311              (13,809,973)

PLAN EQUITY, June 30, 1993
418,573,934                30,911,322              113,542,790
          9,066,105              572,094,151

PLAN EQUITY, June 30, 1994
$401,690,872               $40,488,008             $101,833,882
         $14,271,416             $558,284,178


See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED JUNE 30, 1993


           Supplemental Information By Fund

                       Mutual Fund                Fixed

Stock                     Shares                  Income
         Loan                    Total

INVESTMENT INCOME:
     Dividends                                                 $
13,066,934               $  1,918,697            $     -
       $     -                 $ 14,985,631
     Interest
  37,397                      1,267               7,557,690
           56,310               7,652,664

13,104,331                  1,919,964               7,557,690
             56,310              22,638,295
NET REALIZED AND UNREALIZED


  APPRECIATION IN MARKET VALUE
  OF INVESTMENTS
48,234,094                  2,044,684                   -
             -                   50,278,778

61,338,425                  3,964,648               7,557,690
             56,310              72,917,073

CONTRIBUTIONS:
     Employers
17,668,382                     26,910                 586,862
             -                   18,282,154
     Employees-
       Pre-tax
22,449,766                     53,326               1,031,385
             -                   23,534,477
       After-tax
8,474,626                     10,270                 298,010
            -                    8,782,906
       Rollovers
 259,365                  1,091,298                 764,118
           -                    2,114,781


48,852,139                  1,181,804               2,680,375
             -                   52,714,318

DISTRIBUTIONS TO AND WITHDRAWALS BY
     EMPLOYEES
(48,309,145)                (2,500,227)            (19,619,477)
             (26,941)            (70,455,790)

NET TRANSFERS BETWEEN FUNDS
(25,118,263)                 4,420,773              11,660,754
           9,036,736                  -

     INCREASE IN PLAN EQUITY
36,763,156                  7,066,998               2,279,342
          9,066,105              55,175,601

PLAN EQUITY, June 30, 1992
381,810,778                 23,844,324             111,263,448
              -                  516,918,550

PLAN EQUITY, June 30, 1993
$418,573,934               $ 30,911,322            $113,542,790
         $  9,066,105            $572,094,151



See notes to financial statements.


                              MARSH & McLENNAN COMPANIES STOCK
INVESTMENT PLAN

                                        NOTES TO FINANCIAL
STATEMENTS

                                                JUNE 30, 1994



(1)    Accounting for the Plan:

         The Marsh & McLennan Companies Stock Investment Plan (the
           "Plan") is a defined contribution plan which allows participants to contribute through payroll deductions from
           2% to 12% of their salary, on a pre- and/or after-tax basis. The Company contributes to the Plan matching contributions in an amount equal to two-thirds of the aggregate amount of after-tax contributions and pre-tax contributions contributed by or on behalf of participants
           employed by it, but only up to the first six percent
(6%)
           of the aggregate of such contributions made by or on behalf of each such participant. The Company's matching contributions to a participant are suspended for 12 months
           if the participant makes certain in-service withdrawals
           from their Account.   Employee and Company contributions
           are subject to certain limitations in accordance with Federal Income Tax Regulations.

         The accompanying financial statements of the Plan have been prepared on an accrual basis. Interest and dividend income are recognized when earned. Security transactions
           are recorded on a trade date basis.

         The employee benefits handbook, containing Plan information and documents constituting part of a Prospectus, is provided to each participant in the Plan.


(2)    Related party transactions:

         The Putnam Investors Fund, Inc., The Putnam Fund for
Growth
           and Income, the Putnam Daily Dividend Trust, the Putnam American Government Trust and the Putnam Voyager Fund
are
           managed by a wholly-owned subsidiary of the Company.

         The recordkeeper for the Plan, William M. Mercer, Inc. is a wholly-owned subsidiary of the Company.


(3)    Loans receivable-participants:

         Effective April 1, 1993, plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participants' interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, the total outstanding balance may be prepaid
           anytime after the completion of 12 months of payroll deduction repayments. Participants' loan repayments and any interest due are paid into the participants'
account.


           During the Plan years ended June 30, 1994 and 1993, loans
           to participants amounted to $9,371,875 and $9,062,743, respectively and repayments from participants, including interest, amounted to $4,600,681 and $253,381, respectively.


(4)    Fixed income investments:

         The investments in the Fixed Income Fund are shown in
           thestatements of financial condition at cost plus accrued
           interest as of June 30, 1994 and 1993. The investments in
           the Fixed Income Fund are guaranteed by the issuing institution as to principal and interest.


(5)    Federal income taxes:

         The Internal Revenue Service has determined and informed
           the Company by a letter dated July 13, 1990, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
("IRC").
           The Plan has been amended since receiving the determination letter. However, the Company believes that
           the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included
           in the Plan's financial statements.


(6)    Payable for employees' accounts withdrawn:

         Payables to employees who have elected to withdraw from their account but have not yet been paid, amounted to $5,868,760 and $10,485,656 at June 30, 1994 and 1993,
           respectively. These amounts have not been accrued as liabilities in the accompanying financial statements. These amounts, however, have been accrued as liabilities on Form 5500 in accordance with Department of Labor regulations.


(7)    Subsequent event:

         The Plan is being amended and restated effective June 30, 1994, to conform to changes in the Internal Revenue Code and other modifications to the Plan since the last determination letter dated July 13, 1990. Effective
July
           1, 1994, the Company has applied for a new determination letter to convert the Plan to an Employee Stock
Ownership
           Plan ("ESOP") as defined in the Internal Revenue Code. Conversion to an ESOP will provide participants with additional flexibility as to the receipt of dividends paid
           on Company Stock held by the Plan.


SCHEDULE I
MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 1994 AND 1993


 PRINCIPAL AMOUNT OR
  NUMBER OF SHARES
                                                1994
                              1993
  1994                1993
                                        COST
MARKET                    COST                    MARKET


 2,198,824         19,994,509         CASH AND CASH EQUIVALENTS
                                    $  2,198,824            $
2,198,824             $ 19,994,509             $ 19,994,509


                                      COMMON STOCK:
 4,769,504          4,767,684          MARSH & McLENNAN COMPANIES,
INC.                                 287,836,422
397,657,396              268,861,611              416,576,390


                                      MUTUAL FUNDS:
   910,404            610,699          PUTNAM INVESTORS FUND, INC.
                                      7,528,285
6,946,380                5,010,891                5,423,006
 1,336,644            957,516          THE PUTNAM FUND FOR GROWTH
AND INCOME                             16,768,644
17,496,668               11,473,213               13,022,223
 1,852,001          2,139,994          PUTNAM DAILY DIVIDEND TRUST
                                      1,852,001
1,852,001                2,139,994                2,139,994
   207,609            194,745          PUTNAM AMERICAN GOVERNMENT
TRUST                                   2,140,748
1,721,077                2,098,480                1,795,553
 1,135,735            785,648          PUTNAM VOYAGER FUND
                                      10,947,648
12,334,080                6,783,105                8,532,135

                                      39,237,326
40,350,206               27,505,683               30,912,911
                                      FIXED INCOME FUND:
                                       INSURANCE COMPANY GUARANTEED
                                       INVESTMENT CONTRACTS:
15,962,152         15,109,420           COMMONWEALTH INSURANCE
COMPANY,
                                         VARIABLE RATE, OPEN ENDED
                                     15,962,152
15,962,152               15,109,420               15,109,420
         -         11,114,852           EQUITABLE LIFE COMPANIES
                                         9.90%, DUE MARCH 31, 1993
                                              -
   -               11,114,852               11,114,852
 4,071,741                  -           EQUITABLE LIFE COMPANIES
                                         9.90%, DUE SEPTEMBER 30,
1994                                    4,071,741
4,071,741                        -                        -
 5,493,104         14,960,793           PROVIDENT NATIONAL
ASSURANCE COMPANY,
                                         10.15%, DUE SEPTEMBER 30,
1994                                   5,493,104
5,493,104               14,960,793               14,960,793
23,199,906         21,633,631           PRUDENTIAL INSURANCE
COMPANY,
                                         7.24%, DUE JULY 31, 1996
                                      23,199,906
23,199,906               21,633,631               21,633,631
15,848,843         15,092,699           PRINCIPAL MUTUAL LIFE
INSURANCE CO.,
                                         5.01% DUE MARCH 31, 1995
                                      15,848,843
15,848,843               15,092,699               15,092,699
15,870,454         15,093,156           HARTFORD LIFE INSURANCE
COMPANY,
                                         5.15%, DUE MARCH 31, 1995
                                     15,870,454
15,870,454               15,093,156               15,093,156
10,109,762                  -           METROPOLITAN LIFE INSURANCE
COMPANY,
                                         6.75%, DUE MARCH 31, 1999
                                     10,109,762
10,109,762                        -                        -
10,320,405                  -           TRAVELERS INSURANCE
COMPANY,
                                         5.58%, DUE SEPTEMBER 30,
1997                                   10,320,405
10,320,405                        -                        -

                                     100,876,367
100,876,367               93,004,551               93,004,551

                                      LOANS RECEIVABLE -
PARTICIPANTS                                    14,271,237
     14,271,237                9,031,993                9,031,993




                                    $444,420,176
$555,354,030             $418,398,347             $569,520,354

SCHEDULE II
MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 1994




            CURRENT                    NET
DESCRIPTION OF ASSET
        COST OF ASSET              VALUE OF ASSET
GAIN (LOSS)

TRANSACTIONS BY ISSUE:

BANKERS TRUST COMPANY OF NEW YORK
     PYRAMID CASH TEMPORARY FUND
     INVESTMENTS

          447 PURCHASES
         $63,108,349                $63,108,349
$  -
          233 SALES
          80,904,034                 80,904,034
  -
